 NEWS RELEASE

For Immediate Release
September 10, 2009

Canwest Limited Partnership reaches forbearance agreement with senior lenders

Initiates discussions with representatives of an ad hoc committee of noteholders

WINNIPEG – Canwest Global Communications Corp. (“Canwest”) announced today that its subsidiary, Canwest Limited Partnership (the “Limited Partnership”), has entered into a forbearance agreement with lenders under its senior secured credit facility while they continue discussions regarding the framework for a potential recapitalization transaction.

Under the terms of the forbearance agreement, the senior lenders have agreed not to enforce their rights under the senior credit facility arising from the Limited Partnership’s previously announced defaults prior to October 31, 2009. The Limited Partnership has agreed to pay all outstanding interest and fees due under the senior credit facility and the associated hedging agreements and to resume paying interest and fees due and payable under such agreements during the forbearance period.

The forbearance agreement is subject to the satisfaction of certain milestones including reaching an agreement on the principal terms of a recapitalization transaction by September 30, 2009.

The Limited Partnership has also commenced discussions with representatives of an ad hoc committee of noteholders of the Limited Partnership’s 9.25% senior subordinated notes due 2015.

The Limited Partnership owns and operates 12 daily newspapers, 23 community newspapers, more than 80 online operations as well as other publications and national services. It does not include the National Post newspaper or its related online operations.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language paid daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, and web sites in Canada, New Zealand, Australia, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Senior Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com